Exhibit 12.1

Starbucks Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

		Fiscal Year Ended
	Three Quarters Ended June 30, 2013	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010	Sep 27, 2009	Sep 28, 2008
Earnings[1]	$1,822.3	$2,059.1	$1,811.1	$1,437.0	$559.9	$455.6
Income from equity investees	(170.4)	(210.7)	(173.7)	(148.1)	(121.9)	(113.6)
Distributed income from equity investees	68.1	86.7	85.6	91.4	53.0	52.6
Amortization of capitalized interest	1.7	2.2	1.8	1.2	1.0	0.8
Fixed charges, excluding capitalized interest	166.0	224.5	252.0	266.3	284.4	300.4

Total earnings available for fixed charges	$1,887.7	$2,161.8	$1,976.8	$1,647.8	$776.4	$695.8

Fixed charges:
Interest and debt expense[2]	$27.5	$35.9	$37.7	$37.7	$42.2	$61.4
Interest portion of rental expense	146.9	191.8	218.7	233.5	245.1	246.2

Total fixed charges	$174.4	$227.7	$256.4	$271.2	$287.3	$307.6

Ratio of earnings to fixed charges	10.8x	9.5x	7.7x	6.1x	2.7x	2.3x

[1]	Earnings represent income from continuing operations before provision for income taxes.
[2]	Includes amortization of debt-related expenses and interest capitalized during the period.